ASIARIM CORP.

AKA UN MONDE INTERNATIONAL LTD.

5689 Condor Place

Mississauga ON

L5V 2J4 Canada

Westagate Mall

October 5, 2021

Shih-Kuei Chen

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asiarim Corp. (Un Monde International Ltd.)

Amendment No. 1 to Registration Statement on Form 10-12G Filed September 7, 2021 File No. 000-56328

Dear Mr. Chen:

Set forth below is the response for Asiarim Corp (Un Monde International Ltd)., a Nevada corporation (“Aisarim” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 4, 2021, with respect to our Amendment No. 1 to Registration Statement on Form 10-12(g) filed on September 7, 2021.

Introductory Comment, page i

1.        We note that a majority of your executive officers and/or directors are located in or have significant ties to China/Hong Kong, and your disclosure that you are seeking to acquire a company that may be based in China/Hong Kong. Please disclose this prominently in Introductory Comment, page i. Disclosure on this page also should describe the legal and operational risks associated with being based in or acquiring a company that does business in China. Your disclosure should make clear whether these risks could result in a material change in your or the target company’s post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your risk factors section should address, but not necessarily be limited to, the risks highlighted in the Introductory Comment.

Response:

The following language was inserted in the Introductory Comment, page i:

Our officers and directors reside outside the United States, investors may have limited legal recourse against them including difficulties in enforcing judgments made against them by U.S. courts. Our officers and directors reside in Canada. There is a reciprocal arrangement between Canada and the United States regarding recognition or enforcement of civil judgments. However, the investor will incur additional costs to pursue a judgment in Canada and the Canadian courts may deny enforcement of the judgment.

The following disclosures are based on our operations being located in China. As of this time, NHLE has not committed to China operations. Our officers and directors reside in Canada and may decide that operations will be in their country of residence.

Our operations, may or may not, be located in China. If we decide to base our operations in China, legal claims, including federal securities law claims, against China-based Issuers may be difficult or impossible for investors to pursue in U.S. courts. Even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment, particularly in the case of a China-based Issuer, where the related assets or persons are typically located outside of the United States and in jurisdictions that may not recognize or enforce U.S. judgments. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where the China-based Issuer may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue Recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

These risks are highlighted in Item 1A. Risk Factors.

2.        Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which the company’s operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

Response:

The following language was inserted in the Introductory Comment, page i:

The Company does not have a variable interest entity at this time.

The Company is currently organized under the operating structure of the public entity, Asiarim Corp., incorporated in the state of Nevada. ARMC may conduct operations in China and may acquire Chinese companies as subsidiaries to carry out its plan of operation.

The Company is not currently organized under a variable interest entity (VIE) creating a question of whether China’s Foreign Investment Law (FIL) prevents foreign ownership in our company. We will continue to monitor the changes in FIL, and NHLE may consider migrating to a VIE structure to continue receiving participation from foreign investors.

The VIE structure consists of at least three core entities: a Chinese company with legitimate operations (referred to as the VIE); a wholly foreign-owned enterprise established as an intermediary in China; and an offshore shell company that lists on a U.S. or other foreign exchange.

The VIE structure enables a Chinese company to list on an overseas stock exchange, such as OTC Markets, because direct ownership in the shares of the Chinese company is restricted by China’s laws. To expand upon this, a Chinese company sets up an offshore shell company for overseas listing purposes that allows foreign investors to buy into the stock. The shell company is not the Chinese operating company and does not hold the assets of the operating company.

The Chinese government could rule that the structure is against public policy and this ruling would likely result in a material change in our contemplated operations. Furthermore, the value of our common stock may decline or become worthless, and the shareholder could lose their entire investment.

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business. If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law.

In addition, if any third parties claim any interest in such shareholders' equity interests in our VIEs, our ability to exercise shareholders' rights or foreclose the share pledge according to the contractual arrangements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

We may lose the ability to use and enjoy assets held by our VIEs that are critical to the operation of our business if our VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs will hold certain assets that may be critical to the operation of our business. If the shareholders of our VIEs breach the contractual arrangements and voluntarily liquidate our VIEs, or if our VIEs declare bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities. This could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our VIEs undergoes an involuntary liquidation proceeding, third-party creditors may claim rights to some or all of its assets, thereby hindering our ability to operate our business, which could materially or adversely affect our business, financial condition and results of operations.

The Chinese government could rule in the future, that the structure is against public policy and this ruling would likely result in a material change in our contemplated operations. Furthermore, the value of our common stock may decline or become worthless, and the shareholder could lose their entire investment.

We will continue to monitor the changes in FIL, and ARMC may consider migrating to a VIE structure to continue receiving participation from foreign investors.

3.        Disclose the risks from acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The following language was inserted in the Introductory Comment, page i:

If and when, the majority of our contemplated operations are to be in China,

The Chinese government could rule that the structure is against public policy and this ruling would likely result in a material change in our contemplated operations. Furthermore, the value of our common stock may decline or become worthless, and the shareholder could lose their entire investment.

China may be subject to considerable degrees of economic, political and social instability. Investments in securities of Chinese issuers involve risks that are specific to China, including regulatory, liquidity and enforcement risks.

Regulatory cycles are not uncommon in China. Policy and regulatory scrutiny should be seen as ongoing risks when it comes to investing in China. The revised Chinese regulations have not ruled on for our industry. We are not currently engaged in a VIE structure, however that could change moving forward.

We are subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions where we provide our services. Considerable uncertainties still exist with respect to the interpretation and implementation of existing laws and regulations governing our contemplated business activities. As we implement our business plan and expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen our growth, which could adversely affect our business and results of operations.

China’s legal system is substantially different from the legal system in the United States and may raise risks and uncertainties concerning the intent, effect, and enforcement of its laws, rules, and regulations, including those that restrict the inflow and outflow of foreign capital or provide the Chinese government with significant authority to exert influence on a China-based Issuer’s ability to conduct business or raise capital. This lack of certainty may result in the inconsistent and unpredictable interpretation and enforcement of laws, rules, and regulations, which may change quickly. China-based Issuers face risks related to evolving laws and regulations, which could impede their ability to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the company. Such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

A more detailed discussion on the risks of investing in Chinese companies can be found in Item A. Risk Factors

4.        Disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response:

The following language was inserted in the Introductory Comment, page i:

Our contemplated operations are governed by the China Securities Regulatory Commission (CSRC),

Cyber Administration of China (CAC) and The Ministry of Education of the People’s Republic of China.

CAC oversees data security and recently revised its laws to include operators that possess personal information for over one million individuals would be subject to cybersecurity review when listing of foreign exchanges. Personal information is defined in Article 76(5) of Cybersecurity Law as various information which is recorded in electronic or any other form and used alone or in combination with other information to recognize the identity of a natural person, including but not limited to name, date of birth, ID number, personal biological identification information, address and telephone number of natural persons.

As we have not implemented our business plan, ARMC does not meet the criteria to trigger the CAC revised rule. However, we may, upon executing our business model, be subject to CAC rules and regulations. Our operations could be suspended if the CAC finds we are in violation of data security laws.

The CRSC oversees China's nationwide centralized securities supervisory system, with the power to regulate and supervise securities issuers, as well as to investigate, and impose penalties for illegal activities related to securities and futures.

ARMC will be subject to CRSC rules and regulations. As such, we will be required to submit information about our business to CRSC for approval and will be subject to continued compliance. At this time, we have not submitted applications for permission to conduct our business, however we will submit all requested information to CRSC once our business plan has been implemented.

If, in the future, we become noncompliant with CRSC rules, our business operations could be suspended. In addition, the CRSC could deny us permission as an issuer to foreign investors if it is ruled that VIE’s are illegal.

The Ministry of Education of People’s Republic of China (“MEPRC”) is the agency of the State Council that oversee education throughout the country. ARMC will be subject to MEPRC regulation.

Laws in China regulating the system of education include the Regulation on Academic Degrees, the Compulsory Education Law, the Teachers Law, the Education Law, the Law on Vocational Education, and the Law on Higher Education. MEPRC will also continue to review the VIE structure and may rule that this structure is illegal in the future.

Our curriculum, teachers, and facilities will be subject to inspection and require approval by MEPRC to operate. If, in the future, we become noncompliant with MEPRC rules, our business operations could be suspended.

The CRSC, CAC and MEPRC are working to ensure compliance and protection of foreign investors. ARMC could be delisted as a result of not complying with any one of these regulatory agencies and could completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless

5.        Provide a clear description of how cash will be transferred through the post-combination organization if you acquire a company based in China. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response:

The following language was inserted in the Introductory Comment, page i:

If ARMC plans to conduct operations in China and may acquire Chinese companies as subsidiaries to carry out its plan of operation. Daily operations in PRC include curriculum training, selling our program, hiring labor forces, and R&D. Cash associated with these activities will circulate in PRC in the form of local currency. Activities such as raising capitals to support PRC operations, hiring employees, paying for working capital, and paying out dividends will involve cross-border payments.

Cross-border payments must comply with the relevant regulation of the China State Administration of Foreign Exchange (SAFE). PRC adopts a partial foreign exchange administration. Foreign currency is forbidden to circulate within the territory. It allows exchange and payment on current accounts such as trading while implementing certain controls on capital accounts such as investment. even implements a

Payrolls and working capitals are on current accounts. Investment and dividends payment are on capital accounts. We may face obstacles even if transactions are legal and reasonable after proper registration. So far, ARMC has not yet to establish a VIE nor has determined the structure.

In compliance with US laws, PRC laws and regulations, ARMC will also work out financial plans to establish cash flow to parent company, subsidiaries level and VIE level regarding daily operation and dividends pay out. However, we could be restricted by PRC laws. There is no guarantee that cash will be distrusted from businesses, including subsidiaries and/or consolidated VIEs, to the parent company. There is also no guarantee we will have the ability to settle amounts owed under the VIE agreements.

6.       Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for a business combination, and that as a result an exchange may determine to delist your securities.

Response:

The following language was inserted in the Introductory Comment, page i:

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company that we may target for a business combination, as a result an exchange may determine to delist our securities.

Item 1A. Risk Factors, page 4

7.        To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.

Response:

The following language was inserted in Item 1A. Risk Factors, page 4, Risks Relating to our Business

ARMC may implement a VIE structure in the future if our operations are located in China. If the PRC government determines that the contractual arrangements constituting part of our VIE structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our shares may decline in value or be worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that may conduct all or substantially all of our operations.

8.        Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination.

Response:

The following language was inserted in Item 1A. Risk Factors

Merger & Acquisition Approval is Required

Under the PRC Anti-monopoly Law, merger & acquisitions that meet certain turnover thresholds must notify the State Administration for Market Regulation (SAMR) for merger control clearance and may not be implemented without SAMR’s approval.

ARMC may merge with, or acquire, a target company to commence its business operations. If our target business meets the threshold for review by SAMR, we will be required to submit an application for approval.

The SAMR utilizes a substantive test for merger review. The substantive test takes into consideration the:

•	Market shares and market control power of the business operators concerned
•	Concentration levels of relevant markets
•	Impact of the concentration on market entry, technological development, consumers and other relevant operators
•	Impact of the concentration on national economic development
•	Foreign investment

If the merger or acquisition does not meet the SAMR criteria, our application will be denied.

Such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

9.       Given the Chinese government’s significant oversight and discretion over the conduct of the business of any China-based company that you may target for a business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response:

The following language was inserted in Item 1A. Risk Factors

Our business is subject to numerous legal and regulatory risks that could have an adverse impact on our contemplated business.

We are subject to differing and sometimes conflicting laws and regulations in the various China jurisdictions where we provide our services. As the carbon neutrality and air purification is still at a relatively early stage of development, new laws and regulations may be adopted from time to time to address new issues that come to the authorities' attention. In addition, considerable uncertainties still exist with respect to the interpretation and implementation of existing laws and regulations governing our contemplated business activities. A large number of proposals are before various national, regional, and local legislative bodies and regulatory entities regarding issues related to our industry or our business model. As we implement our business plan and expand into new cities or countries or as we add new products and services to our platform, we may become subject to additional laws and regulations that we are not subject to now. Existing or new laws and regulations could expose us to substantial liability, including significant expenses necessary to comply with such laws and regulations, and could dampen our growth, which could adversely affect our business and results of operations.

Risks Related to Access to Information and Regulatory Oversight

PRC Securities Law state that no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. The SEC, U.S. Department of Justice, and other U.S. authorities face substantial challenges in bringing and enforcing actions against China-based Issuers and their officers and directors. As a result, investors in China-based Issuers may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

Risks Related to the Regulatory Environment

China’s legal system is substantially different from the legal system in the United States and may raise risks and uncertainties concerning the intent, effect, and enforcement of its laws, rules, and regulations, including those that restrict the inflow and outflow of foreign capital or provide the Chinese government with significant authority to exert influence on a China-based Issuer’s ability to conduct business or raise capital. This lack of certainty may result in the inconsistent and unpredictable interpretation and enforcement of laws, rules, and regulations, which may change quickly. China-based Issuers face risks related to evolving laws and regulations, which could impede their ability to obtain or maintain permits or licenses required to conduct business in China. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the company. Such actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Limitations on Shareholder Rights and Recourse

Legal claims, including federal securities law claims, against China-based Issuers may be difficult or impossible for investors to pursue in U.S. courts. Even if an investor obtains a judgment in a U.S. court, the investor may be unable to enforce such judgment, particularly in the case of a China-based Issuer, where the related assets or persons are typically located outside of the United States and in jurisdictions that may not recognize or enforce U.S. judgments. If an investor is unable to bring a U.S. claim or collect on a U.S. judgment, the investor may have to rely on legal claims and remedies available in China or other overseas jurisdictions where the China-based Issuer may maintain assets. The claims and remedies available in these jurisdictions are often significantly different from those available in the United States and difficult to pursue.

10.       In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target and completing a business combination, and/or your business on a post-combination basis.

Response:

The following language was inserted in Item 1A. Risk Factors

We are not currently required to comply with regulations and policies of the Cyberspace Administration of China (CAC) because we have not commenced our business in China.

CAC regulates the collection of personal information, which is recorded electronically, or in any other form, to recognize the identity of a natural person. In light of greater oversight regarding the collection of personal information we will be subject to cybersecurity review upon execution of our contemplated business plan.

If CAC determines that we have violated any portion of PRC laws and regulation, our ability to obtain or maintain permits or licenses required to conduct business in China may be affected. In the absence of required permits or licenses, governmental authorities may impose material sanctions or penalties on the company. Such actions could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

11.       We note the amounts of shares listed in the beneficial ownership column and we also note that there are 64,629,559 shares outstanding as of July 6, 2021 (as noted on page 16). Please revise to correct the percentages listed as the percentage of class for the listed beneficial owners or advise us why the listed percentages are correct.

Response:

The beneficial ownership percentages have been updated.

General

12.        Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange Act of 1934 even if comments remain outstanding. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.

Response:

Noted, we will continue to comply with reporting requirements regardless of outstanding comments.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely, Asiarim Corp. Un Monde International Ltd. By: /s/ Dr. Ci Zhang Dr. Ci Zhang Chief Executive Officer

cc: Jimmy Lee